John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

2041 West 141st Terrace, Suite 119

Leawood, KS 66224

Phone: 913.660.0778 Fax: 913.660.9157

john.lively@1940actlawgroup.com

February 28, 2012

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On December 30, 2012, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 61 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 60 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement. The Amendment was filed for the purpose of enhancing the investment strategy section regarding investments in certain derivative instruments for the Angel Oak Multi-Strategy Income Fund, a series portfolio of the Trust (“Fund”).

You recently provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”).

The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment: The expense example should include the five and ten year numbers.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Investment Strategy

2.	Comment: The first sentence of the second paragraph provides that “[i]nitially, the Adviser anticipates focusing the Fund’s investments on non-agency, residential mortgage-backed securities.” Now that the Fund is operational, please clarify how much longer the Adviser plans to focus on such securities.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

February 28, 2012

Response: The Trust has revised the disclosure as you have requested.

3.	Comment: The fourth paragraph in this section states that the Fund may also invest without limitation in corporate debt. This paragraph provides that “[t]he Adviser may consider maturity, yield and ratings information and opportunities for price appreciation.” Please add additional discussion about the Adviser’s maturity strategy and state if the Adviser will invest in any maturity or if it has a range of maturities it would consider.

Response: The Trust has revised the disclosure as you have requested.

4.	Comment: Please disclose whether the Fund will use derivatives for speculative purposes. If the Adviser will not utilize for speculative purposes then the disclosure may remain as is.

Response: The Adviser will not utilize derivatives for speculative purposes and, as such, the Trust has not revised the disclosure.

5.	Comment: The disclosure indicates that the Fund may purchase over-the-counter and exchange traded derivative instruments. May the Fund also write derivative instruments?

Response: The Trust has confirmed that the Adviser does not intend to cause the Fund to write or sell derivative instruments at this time, and as a result, the Trust has not made any modifications to the disclosure.

*            *             *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively